575 Maryville Centre Drive St. Louis, MO 63141, USA Tel: +1.314.674.1000 Fax: +1.314.674.1585

May 21, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C.  20549-4631

Attn:	Mr. Terence O’Brien

Re:	Solutia Inc.
Form 10-K
Filed February 24, 2012
Comment dated May 17, 2012
File No. 1-13255

Dear Mr. O’Brien:

We are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 17, 2012.  Set forth below are the Staff’s comments and our response.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2012

Note 8.  Commitments and Contingencies…….page 12

1.
We note your response to the comment in our letter dated May 1, 2012, and the disclosures provided in this Form 10-Q.  In future filings, please expand the footnote disclosure to include the second and third paragraphs of your response regarding (a) the bankruptcy court’s release of you from all legal responsibility for Legacy Tort Claims, (b) the bankruptcy court ordering that the former Monsanto Company and New Monsanto would be required to assume responsibility for all costs of any current and future Legacy Tort Claims, (c) that Pfizer, Inc. is required to bear all financial responsibility in the event that the former Monsanto Company and New Monsanto are unable to fulfill their obligations, and (d) the procedural protocol for tendering Legacy Tort Claims and New Monsanto’s acceptance of responsibility for the tender.  In this regard, claims against you and/or your consolidated subsidiaries would appear to meet the definition of loss contingencies and any corresponding indemnification agreements would appear to meet the definition of a gain contingency.  However, it appears from your response that the bankruptcy court has legally released you from any liability associated with claims meeting the definition of Legacy Tort Claims and placed that legal obligation with the former Monsanto Company and New Monsanto.  Based on your response letter, it appears that it is not always 100% certain whether a claim tendered to New Monsanto meets the definition of a Legacy Tort Claim, it would appear relevant information for an investor to understand the process undertaken by you and New Monsanto for assessing the claims.  Finally, please include disclosure regarding the process you undertake to monitor the tendered claims to ensure that no portion of these claims have been determined to be outside of the definition of Legacy Tort Claims.  Please refer to the fifth paragraph of your response letter.

Response:  In future filings, we will comply with your request and expand the footnote disclosure to incorporate your comments noted above.  For your convenience, below please find our Legacy Tort Claims Litigation disclosure, as included in our Form 10-Q for the period ended March 31, 2012 filed on May 8, 2012, which is edited to incorporate your request (bolded items represent the new disclosure).

Legacy Tort Claims Litigation

On February 28, 2008, the United States Bankruptcy Court for the Southern District of New York approved Solutia’s Fifth Amended Plan of Reorganization (“Plan of Reorganization”) that consummated our reorganization and allowed for Solutia’s emergence from bankruptcy.   In approving the Plan of Reorganization, the bankruptcy court released Solutia from all legal responsibility for Legacy Tort Claim, as that term is defined, and the bankruptcy court ordered that former Monsanto Company (now known as Pharmacia Corporation (“Pharmacia”), a 100 percent owned subsidiary of Pfizer, Inc.) and New Monsanto (created as a subsidiary of Pharmacia to operate Pharmacia’s agricultural business and was spun off to Pharmacia’s shareholders on September 1, 2000) would be required to assume responsibility for all costs related to the defense, mediation, arbitration, judgment and settlement of any current or future Legacy Tort Claims.  Finally, the bankruptcy court ordered that in the event that the former Monsanto Company failed to take financial responsibility for the Legacy Tort Claims, Pfizer, Inc. would bear all financial responsibility.

Since our emergence from bankruptcy, Solutia, former Monsanto Company and New Monsanto continue to be named as defendants in a number of legal proceedings alleging Legacy Tort Claims.   Pursuant to Solutia and New Monsanto’s agreed upon procedural protocol, once Solutia has received notice that it has been named in a lawsuit alleging Legacy Tort Claims, it tenders the case to New Monsanto and New Monsanto acknowledges its receipt of the claim and formally accepts the responsibility to assume the defense and liability of the claim, if any.  Once New Monsanto accepts the defense of the case, New Monsanto serves as Solutia’s attorney-in-fact and fully administers and defends the case.  New Monsanto has full authority to resolve the matters tendered as it deems appropriate and is responsible for all damages.   Any damages or settlement costs are paid for directly by New Monsanto without consultation with Solutia.  Since our emergence from bankruptcy, New Monsanto has accepted the tender of all the Legacy Tort Claims Solutia has tendered to it and there were no claims tendered as of each balance sheet presented for which New Monsanto had not yet accepted.  There is no maximum amount or other limit with respect to New Monsanto’s liability regarding any Legacy Tort Claims.

~~Pursuant to the Amended and Restated Settlement Agreement effective February 28, 2008, entered into by us and Monsanto in connection with our emergence from Chapter 11 (the “Monsanto Settlement Agreement”), Monsanto is responsible to defend and indemnify us for any Legacy Tort Claims as that term is defined in the Monsanto Settlement Agreement, while we retain responsibility for certain tort claims, if any, which may arise out of our conduct after our spinoff from Pharmacia Corporation (“Pharmacia”), which occurred on September 1, 1997 (“Solutia Spinoff”).  There is no maximum amount or other limit with respect to Monsanto’s liability regarding any Legacy Tort Claims.~~  We or our fully owned subsidiary, Flexsys, have been named as defendants in the following actions, and have submitted the matters to New Monsanto as Legacy Tort Claims.  However, to the extent these matters relate to post Solutia Spinoff conduct or such matters are not within the meaning of Legacy Tort Claims as defined ~~in the Monsanto Settlement Agreement~~, we could potentially be liable.

Putnam County, West Virginia Litigation. In December 2004, a purported class action lawsuit was filed in the Circuit Court of Putnam County, West Virginia against Flexsys, Pharmacia, New Monsanto and Akzo Nobel (Solutia is not a named defendant) alleging exposure to dioxin from Flexsys’ Nitro, West Virginia facility, which is now closed.  The relevant production activities at the facility occurred during Pharmacia’s ownership and operation of the facility and well prior to the creation of the Flexsys joint venture between Pharmacia (whose interest was subsequently transferred to us in the Solutia Spinoff) and Akzo Nobel.  The plaintiffs are seeking damages for loss of property value, medical monitoring and other equitable relief.  In May 2011, the West Virginia circuit court entered summary judgment in favor of Flexsys in the class action litigation, and dismissed Flexsys with prejudice from the case.  Specifically, the court held that plaintiffs had presented no evidence of contamination or distribution of dioxin by Flexsys during its ownership of the Nitro Facility.

Beginning in February 2008, Flexsys, New Monsanto, Pharmacia, Akzo Nobel and another third party were named as defendants in approximately seventy-five individual lawsuits, and Solutia was named in two individual lawsuits, filed in various state court jurisdictions by residents or former residents of Putnam County, West Virginia.  The largely identical complaints allege that the residents were exposed to potentially harmful levels of dioxin particles from the Nitro facility.  Plaintiffs did not specify the amount of their alleged damages in their complaints.  In 2009, over fifty additional nearly identical complaints were filed by individual plaintiffs in the Putnam County area, which named Solutia and Flexsys as defendants, and one additional complaint was filed in January 2011.

In February 2012, New Monsanto reached a tentative global resolution with the plaintiffs in the class action and the individual lawsuits.  The court has given tentative approval to the settlement terms, but a fairness hearing has been scheduled for June 2012 for final approval of the settlement.  Pursuant to the terms of the Plan of Reorganization ~~Monsanto  Settlement Agreement~~, Solutia and Flexsys will have no obligations under the terms of the settlement of these litigation matters.

Escambia County, Florida Litigation. In June 2008, a group of approximately fifty property owners and business owners in the Pensacola, Florida area filed a lawsuit in the Circuit Court for Escambia County, Florida against New Monsanto, Pharmacia, Solutia and the plant manager at Solutia's former Pensacola plant, an Integrated Nylon asset that was included in the divestiture of our Integrated Nylon business.  The lawsuit alleges that the defendants are responsible for elevated levels of PCBs in the Escambia River and Escambia Bay due to past and continuing releases of PCBs from the Pensacola plant.  The plaintiffs seek: (1) damages associated with alleged decreased property values caused by the alleged contamination and (2) remediation of the alleged contamination in the waterways.  Plaintiffs did not specify the amount of their alleged damages in their complaint.  Plaintiffs have subsequently amended their complaint to add additional plaintiffs to the litigation, such that approximately 150 property and business owners are now named as plaintiffs.

St. Clair County, Illinois and Related Litigation. In February 2009, a purported class action lawsuit was filed in the Circuit Court of St. Clair County, Illinois against Solutia, Pharmacia, New Monsanto and two other unrelated defendants alleging the contamination of the plaintiff’s property from PCBs, dioxins, furans and other hazardous substances emanating from the defendants’ facilities in Sauget, Illinois (including our W.G. Krummrich site in Sauget, Illinois).  The proposed class action is comprised of residents who live within a two-mile radius of the Sauget facilities.  The plaintiffs are seeking damages for medical monitoring and the costs associated with remediation and removal of alleged contaminants from their property.  This action is one of several lawsuits (primarily filed by the same plaintiffs’ counsel) filed in 2009 and 2010 regarding alleged historical contamination from the W.G. Krummrich site.

In addition to the purported class action lawsuit, twenty additional individual lawsuits have been filed since February 2009 against the same defendants (including Solutia) comprised of claims from over one thousand individual residents of Illinois who claim they suffered illnesses and/or injuries as well as property damages as a result of the same PCBs, dioxins, furans and other hazardous substances allegedly emanating from the defendants’ facilities in Sauget.  In June 2010, a group of approximately 1,200 plaintiffs also filed wrongful death claims in a lawsuit in the Circuit Court of St. Clair County arising out of alleged contamination from the defendants’ facilities.  Moreover, four additional individual lawsuits comprised of claims from twelve plaintiffs were filed between January and April 2010 in the Circuit Court of Madison County, Illinois, alleging that plaintiffs suffered illnesses resulting from exposure to benzene, PCBs, dioxins, furans and other hazardous substances.  Lastly, in June 2010, a second purported class action lawsuit was filed in the Circuit Court of St. Louis City, Missouri against the same defendants alleging the contamination of the plaintiffs’ property from PCBs, dioxins, furans and other hazardous substances emanating from the defendants’ facilities in Sauget, Illinois and from our now-closed Queeny plant in St. Louis.  The plaintiffs are seeking damages for medical monitoring and the costs associated with remediation and removal of alleged contaminants from their property.  The proposed class members include residents exclusively within the state of Missouri.

Upon assessment of the terms of the Plan of Reorganization ~~Monsanto Settlement Agreement~~ and other defenses available to us, we believe the probability of an unfavorable outcome to us on the Putnam County, West Virginia; Escambia County, Florida; and St. Clair County, Illinois and related litigation against us is remote and, accordingly, we have not recorded a loss contingency.  Nonetheless, if it were subsequently determined these matters are not within the meaning of Legacy Tort Claims, as defined ~~in the Monsanto Settlement Agreement~~, or other defenses to us were unsuccessful, we could be liable for an amount which could have a material adverse effect on our consolidated financial statements.  We monitor all Legacy Tort Claims through conversations with New Monsanto personnel and counsel handling the defense of these matters, no less frequently than on a quarterly basis, to ensure the discovery of new facts and circumstances does not suggest these claims are not within the definition of Legacy Tort Claims.  At each reporting period, we also give consideration as to whether we can estimate the potential loss amount or a range of reasonably possible losses associated with these claims but ~~We are unable to estimate the amount or range of potential losses associated with these claims~~ i) because no portion of the claims have been determined to be outside the definition of Legacy Tort Claims; ii) because a claim value has not been asserted in any of these matters and iii) because we are not directly involved in these matters due to the fact that New Monsanto has accepted the tenders of defense associated with Legacy Tort Claims, we are currently unable to develop a reliable estimate.

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Thank you for your consideration.  If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form 10-K, please contact me at 314-674-7734 at your earliest convenience.

Very truly yours,

/s/James M. Sullivan
Executive Vice President and
Chief Financial Officer